Offering Statement for
Power Hero Corp.
("Power Hero," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Power Hero Corp.

2105 Foothill Blvd
Suite B360
La Verne, CA 91750

Eligibility

2. **The following are true for Power Hero Corp.:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

Issuer needs to certify.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Armando Castro

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2014	Present	Pillsbury Winthrop Shaw Pittman LLP	Partner
01/06/2017	Present	Power Hero Corp.	Director and Legal Advisor

Short bio: Armando has been a Partner with Pillsbury Winthrop Shaw Pittman LLP since 2014. His industry background includes financial technologies and payment systems, cyber security, software and wireless technologies and has worked with high profile clients including Facebook, Chevron, and Deutsche Bank. Armando is a Stanford Graduate, with a JD from Loyola Marymount. He is also a certified public accountant (CPA). LinkedIn: linkedin.com/in/armando-castro-49783110

Name
Howard Kim

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2001	Present	JYC Holdings Pte Ltd	Chairman & CEO
05/01/2022	Present	Power Hero Corp.	Board Director and Corporate Advisor

Shor Bio: Mr. Kim is a Singapore resident and joined the Board in May 2022. He is a veteran in the communications industry with more than 30+ years' experience. His tenure includes executive management stints at Sycamore Networks as its Managing Director of Asia-Pacific Operation, as the Vice President and General Manager of Asia-Pacific Operations for Hypercom Network Systems, and as Regional Director of Sales of Asia-Pacific Operations for Cascade Communications (since acquired by Lucent Technologies). He has also served in various sales, marketing, and technical positions with some of the leading communications and networking companies, including, StrataCom (Cisco Systems), Ungermann-Bass (UB Networks), Compression Labs, California Microwave, and GTE Corporation (Sprint Communications). As the current Chairman and CEO of JYC Holding Pte Ltd, he has provided consulting services with companies that include Aruba Networks, Coloubris (HP), and AireSpace (Cisco Systems). Mr. Kim is also a Limited Partner with Storm Ventures, Telesoft Partners and Granite Global Ventures (GGVC). He has been an advisor to Hitachi Japan on global M&A and investments for 10 years. Mr. Kim holds a BS in Electrical Engineering from Texas A&M University, and an MBA from the University of Phoenix. LinkedIn: https://www.linkedin.com/in/howard-h-kim-a9b37a1/

Name
Esmond Goei

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/06/2017	Present	Power Hero Corp.	CEO

Esmond Goei is a serial entrepreneur with many successful startups and turnarounds spanning over 30 years. He started Power Hero in 2017 after selling a modular solar-powered battery systems company, which he founded in 2009, and was CEO until 2016. Esmond has participated in several other emerging companies with successful gains upon their IPO or sale such as a multi-media processing company (IPO 1991), a wireless hospital bedside information systems company (IPO 1992), an organic baby foods company that was sold to Heinz, and an electronics toy company (IPO 1995). Esmond Goei is an electrical engineer with a bachelor's degree in Applied Science (Electrical Engineering) from Queen's University and an MBA from Western University. LinkedIn: linkedin.com/in/esmondgoei-powerhero

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Esmond Goei

Securities:	9,961,038
Class:	Common Stock
Voting Power:	52.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Company was first incorporated as iJuze Corp. on January 6, 2017, and subsequently changed its name to Power Hero Corp. on January 31, 2018, which is more reflective of its business. Power Hero is dedicated to the business of growing the Electric Vehicle (EV) charging infrastructure by developing and marketing charging solutions for EVs. Our patented technologies in hardware and software are designed to enable anyone with a power outlet and parking spot to become a hosting EV charging station that is listed in our network and has that station automatically accessible for reservation and utilization. We plan to provide a peer-to-peer (P2P) EV charging service that is cloud-based and crowd-sourced. By empowering standalone, un-connected home or public EV chargers with our Cameo and/or ePort hardware adapters the EV charging grid has the potential to grow exponentially and expand the population of publicly available EV charging stations. Towards that goal, our business strategy includes licensing our technology and hardware adapters available to all providers of EV charging, even those that may be deemed to be our competitors because arresting carbon emissions cannot wait. To meet the world's ambitious EV adoption goals, the EV charging grid must grow even faster. Although USA has committed to transitioning to EVs, a large part of the populace, about 30%, live in multi-unit residential buildings (MURBs) and much of the MURBs that were built prior to the advent of EVs are not structurally constructed to provide EV charging on premise. We believe USA cannot attain its EV adoption goals if MURB tenants are not able to charge their EVs conveniently. Power hero offers these EV owners several solutions that are in development. Firstly, MURB EV owners can subscribe to our PowerNet (TM) service by downloading our app whereupon they can search for and reserve a residential EV charger that is equipped with either our Cameo or ePort and connected to our Cloud network. Tactically we plan to recruit residential charger owners that live within the neighborhood to join our network as charger hosts and list their Cameo or ePort enabled charger for reservation and use. We believe that MURB tenants in the neighborhood would welcome the opportunity to have access to such residential chargers especially if their MURB is not structurally or financially able to support on-premises EV chargers, or if such chargers were insufficient in numbers. We plan to use various outreach methods such as social media and print media to reach MURB tenants with EVs and landed property owners with chargers and/or accessible power outlets. We expect to generate future revenues from three principal channels: firstly, from driver membership fees for their use of our listing and booking service of EV charging stations. Within this revenue category we expect to differentiate and price accordingly for drivers that desire access to specific chargers and access priority which we expect to be favored by MURB tenants. Geographical coverage would also be a factor in fee pricing. Secondly, from leasing our Cameo and ePort hardware to municipalities and commercial establishments such as shopping malls. Our hardware is designed to enable the automation of the reservation of the EV charger and EV charging process which increases a host's EV charger availability, and thus more revenues. Thirdly, the Company plans to derive sales from processing fees charged on every booking and electricity utilization transaction which fees may be shared with the charger host. Our supply chain consists of Cameo and ePort manufacturing and electricity provision. We plan to outsource all manufacturing to proven contractors. The cost of electricity used in the charging of EVs is subject to division between the charger host and Power Hero depending on the contractual options that are subscribed for by the host. Such options would present different combinations of revenue and cost share percentages. The EV charging industry is an emerging one and we believe that the top four companies are ChargePoint, EVgo, Wallbox and Blink Charging. While they have different products/services and business models, they share one common goal which is to grab as much of the public charging market as possible, at great financial costs and operating losses. Power Hero has a different focus which is the residential market and primarily residential buildings (MURBs). As such we don't view the competition as competition per se but rather as potential partners. We believe that we complement them and fill a much-needed void in the EV charging tapestry which are MURBs.

Power Hero currently has 8 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Power Hero Corp. speculative or risky:**
    1. Risk from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the

severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Intellectual Property. Although we have had success in getting 4 patents approved and issued, and proven certain functionality with working prototypes, our patents may not provide the utility that we expect and may even be challenged or ineffective. We also have several additional pending patents which still need to be examined by the US Patent and Trademark Office.

3. Dependence on Key Individuals. All the Company's issued and pending patents are of inventions that originated with our Founder Esmond Goei who is also credited with authorship for several issued and pending patents in a prior startup he founded. Esmond is a prolific inventor and innovator and is expected to contribute additional inventions and ideas in the years ahead but that is neither certain nor guaranteed. We also have two key development professionals that have yet to join Power Hero as full-time employees, one in hardware and the other in software, and their employment is conditioned upon successful completion of our crowdfunding.

4. Unfavorable User and Venue Operator Adoption, and Competition. There are a number of EV charging station operators and listing services for EV charging stations that are operating today and which are substantially larger than Power Hero Corp. While our business model is predicated on improving user access to electricity grid points and complementing and improving the operations of existing charging station operators, these operators may not be agreeable to work with us. While we believe that our service concept of crowd-sourced reservable charging stations comprised of both hardware and software is unique and that the market opportunity for creating an EV charging network of millions of charging stations quickly is achievable there is no guarantee that users will embrace our concept or would prefer our service to those of existing charging companies. In addition, we will be relying on individual homeowners and retail establishments to participate in our network and/or install our reservable Cameo and ePort hardware on their premises and there is no guarantee that such homeowners, establishments or operators will partner with us even though we will be offering commercial incentive and benefits for them to deploy our adapters and join our network.

5. Little to No Liquidity. The securities that investors are acquiring from the Company will not be tradable on any public stock exchange. Even if we were to list on a public stock exchange via an initial public offering (IPO), investors may still be required to hold such securities for a specified number of months as dictated by securities laws and/or the associated investment banks that underwrite our IPO. Further, even after investors' securities are eligible for resale there may not be an active market for them to sell their shares.

6. Our business projections are only estimates. Based on Management's experience in running previous startup companies, Power Hero Corporation has assessed the personnel needs and cash needs of the Company, the potential consumers of its services, and how to address and serve such markets and the projected sales and income potentially derivable from such markets. However, there can be no assurance that the Company will meet those projections. There can be no assurance that the company will succeed or indirectly that investors will make money from their investments even if there is sufficient demand for our Power Hero EV Charging Network services. In addition, there is no guarantee that we can provide such services at a profit, or that we will be able to offer a service better than any of our competitors, or that consumers will use our service.

7. Dependence on contract development and external manufacturing contractors. The Company's prudent use of funds is the result of contracting individuals and third parties to undertake product development in hardware and software. While these contractors have indicated that they are eager to join the Company as full-time employees upon adequate financing there is no guarantee that they will. In the event that such contractors do not join the Company we would not be able to dedicate the full manpower resources we need to meet our market launch goals. In addition, the Company intends to outsource its manufacturing.

8. The Company may never receive future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

9. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

10. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to the holders of its shares of common stock.

11. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

12. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. Power Hero Corp. is a relatively young company. The Company has no clients and has not begun commenced product sales. As a start-up we are continually assessing market opportunities and our business model might well change. While we believe that our technology has great utility and value in the EV industry and offers the best opportunity for success there is no guarantee that our vision of market success with an "Airbnb" approach of reservable home charging stations concept will succeed.

14. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

15. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

16. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the

Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.

THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Power Hero Corp. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $614,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We intend to use the proceeds to transition our app software and Cameo hardware into the Beta phase and launch a Pilot of our PowerNet charging service. To date Power Hero has kept its burn rate low by utilizing contract professionals in all functions. Power Hero intends to convert certain contractors into full-time employees and that would represent 50% of the proceeds. About 30% would go towards the direct cost of building beta units of our hardware and the remaining would be allocated to operating expenses such as rent, communications, professional fees, travel, etc. Depending on the amount raised we would either scale up or scale back the pilot, and also delay converting contractors into full-time employees.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$30,086
Product Development	$3,000	$200,000
Hiring & Payroll	$5,000	$310,000
General & Administrative	$1,510	$73,914
Total Use of Proceeds	**$10,000**	**$614,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Power Hero Corp. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	44,000,000	14,799,144	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options issued	773,508 option contracts have an exercise price of $0.067 and fully vest on 02/28/2025. 144,000 option contracts have an exercise price of $0.083 and fully vest on 07/31/2023. 60,000 option contracts have an exercise price of $0.167 and fully vest on 07/31/2026. 300,000 option contracts have an exercise price of $0.333 and have already fully vested.	1,277,508
Options reserved for issuance		255,822

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company currently has SAFE and convertible note contracts outstanding, if those notes are converted into equity your ownership in the Company will be diluted. In addition, while the Company reserved 255,822 securities for future option issuance it has also issued 1,277,508 option contracts that are exercisable at different strike prices and mature at different times. If those option contracts were to get exercised your ownership in the Company would be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of Power Hero Corp. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**

   - **issuer repurchases of securities,**

   - **a sale of the issuer or of assets of the issuer or**

   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Esmond Goei Convertible Note
Amount Outstanding:	$63,500
Interest Rate:	6.0%
Maturity Date:	October 31, 2023
Other Material Terms:	

Creditor(s):	Convertible Notes
Amount Outstanding:	$190,000
Interest Rate:	6.0%
Maturity Date:	October 31, 2023
Other Material Terms:	

Creditor(s):	SAFE note 1
Amount Outstanding:	$160,794
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	If there is equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE preferred stock. Equity financing means a bona fide

transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Convertible into preferred stock at a rate of 80% of the price per share of a qualified financing. Valuation cap: $5,000,000.

Creditor(s):	SAFE note 2
Amount Outstanding:	$171,892
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	If there is equity financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE preferred stock. Equity financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation. Convertible into preferred stock at a rate of 90% of the price per share of a qualified financing. Valuation cap: $6,000,000.

25. **What other exempt offerings has Power Hero Corp. conducted within the past three years?**

Date of Offering:	2020-02-03
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$24,000
Use of Proceeds:	Operating expenses.
Date of Offering:	2021-02-09
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$1
Use of Proceeds:	Payment to engineer.
Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$12,083
Use of Proceeds:	Settlement of convertible note.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Esmond Goei	CEO	Convertible Note	$63,500

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company is a corporation organized under the laws of the state of Delaware and is domiciled in California. The Company offers a peer-to peer ("P2P") network and marketplace that allows users to charge electric vehicles and other mobile devices on the go. The Company was first incorporated as iJuze Corp. on January 6, 2017, and subsequently changed its name to Power Hero Corp. on January 31, 2018, which is more reflective of its business. In January of 2023, the Company conducted a 3 to 1 stock split. As of the date of the filing of this Form C the Company is authorized to issue 44,000,000 shares of common stock and has 14,799,144 shares of common stock issued and outstanding. Esmond Goei, who is the founder and CEO, owns 52.7% of voting power on a fully diluted basis. As of the recent quarter of 2022, the Company completed its prototyping process and live testing of its Cameo product and was awarded two additional patents. During 2022, the Company raised capital of approximately $96,000 through the sale of convertible notes to existing shareholders. During the fiscal year ended on December 31, 2022, the Company generated a net loss from operations amounting to $229,671 and a total net loss of $249,387. During the fiscal year ended on December 31, 2021, the Company generated a net loss from operations amounting to $96,677 and a total net loss of $105,777. In 2021, the Company issued a series of convertible notes in exchange for $157,000 for the purpose of raising additional operating capital. The convertible notes accrue interest at the rate of 6% per annum and mature on October 31, 2023. Since December 31, 2019, the Company has issued a series of Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide the right to the holder to convert the SAFE into future equity in the Company in the form of SAFE Preferred Stock. As of December 31, 2022, the Company has total SAFE agreements outstanding of $332,687. These SAFE agreements convert into equity at a price per share of 80% or 90% of the price per share of a subsequent qualified financing and contain a valuation cap of $5,000,000 or $6,000,000. During the fiscal year ended on December 31, 2020, the Company generated a net loss from operations amounting to $108,543 and a total net loss of $121,818. In 2020, the Company issued a series of convertible notes in exchange for $75,000 for the purpose of raising additional operating capital. In 2021, the notes were fully converted into SAFE agreements. In 2020, the Company also sold 60,000 shares of common stock for $24,000. The Company plans to use the proceeds from this raise to transition their app software and Cameo hardware into the Beta phase and launch a Pilot of our PowerNet charging service.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

 CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Power Hero Corp. needs to certify.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of videos which will be displayed on the Portal's offering page for the Company: Video 1: The EV market is growing rapidly. But many people are left in the cold with no access to overnight charging. The freedom to install high-speed Level 2 chargers are a luxury for homeowners, while apartment residents and urbanites struggle to find slow 120V plugs or have to hunt electricity like gasoline. Introducing the PowerPac by Power Hero: a breakthrough 120V system that delivers high-speed level 2 charging. PowerPad connects to any 120V circuit and can bank power for up to 12 hours, doubling the daily accessible range from 48 miles to 100 miles without expensive installations, giving 100M Americans a meaningful solution for overnight charging. Now whenever you drive your EV, PowerPac has your back, drawing power all day and delivering it to you when you return. The PowerPac: by PowerHero. One of our portfolio of innovative EV charging solutions. PowerHero: Charge everywhere! Video 2: When you're ready to look for your EV Charging station you search for an address. Type it into the field here select the address. Select Reserve charge and now you're able to reserve the charge. That reservation has been accepted and you can Define more about it at the station info and it's ready to turn the charger on once you arrive at the upsc check station. The white indicates that it's ready for charging plug in the edsc and then return to turn the station on. Now it's communicating. And now it's charging. When you're done with the charging, we can turn the station off, and now it's no longer communicating.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf
Opportunity:	
Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.powerhero.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.